EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/22/03	3/23/02

Earnings:
Income before income taxes	$1,121	$1,009
Unconsolidated affiliates interests, net	(10)	(25)
Amortization of capitalized interest	2	2
Interest expense	37	31
Interest portion of rent expense(a)	16	13

Earnings available for fixed charges	$1,166	$1,030

Fixed Charges:
Interest expense	$37	$31
Capitalized interest	2	1
Interest portion of rent expense(a)	16	13

Total fixed charges	$55	$45

Ratio of Earnings to Fixed Charges(b)	21.20	22.67

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

(b)	Based on unrounded amounts.